June 11, 2013

Ms. Sharon M. Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed June 4, 2013

File No. 333-187564

Dear Ms. Blume:

We are in receipt of your letter, dated June 7, 2013, wherein certain comments were provided in respect of Amendment No. 4 to the Registration Statement on Form S-4 (“Amendment No. 4”) filed by Bank of the Ozarks, Inc. (the “Company”) on June 4, 2013. We have accordingly filed today Amendment No. 5 to the Registration Statement, and have prepared this accompanying letter in response to your specific comments. For the convenience of the Staff, our response is numbered to correspond to the number used to designate the Staff’s comment in the comment letter, and we have restated the comment in its entirety with our response following immediately thereafter.

Unaudited Pro Forma Combined Consolidated Financial Information, pages 16-22

1.	Please revise the disclosure to state that the unaudited pro forma combined consolidated financial statements give effect to the proposed merger as if the merger occurred on January 1, 2012 with respect to the pro forma combined consolidated income statements and revise the related notes, accordingly. Also, revise the disclosure appearing in the headnotes to the comparative per share data (unaudited) appearing on page 23 which refers to information which gives effect to the merger as if the transaction had been effective on January 1 of the periods presented.

Response: In response to the Staff’s comment, we have revised Amendment No. 4 as set forth in Amendment No. 5 to the Registration Statement on Form S-4 (“Amendment No. 5”). Please see page 16-22 of Amendment No. 5 filed concurrently herewith where we have revised the

Ms. Sharon M. Blume

June 11, 2013

unaudited pro forma combined consolidated financial statements and the related notes thereto to give effect to the proposed merger as if it occurred on January 1, 2012 with respect to the unaudited pro forma combined consolidated income statements. We have also revised the disclosure appearing in the headnotes to the comparative per share data (unaudited) appearing on page 23 to indicate the pro forma and pro forma equivalent per share information gives effect to the merger as if the transaction had been effective on January 1, 2012 with respect to the income and dividend data.

For your information, the Registration Statement on Form S-4 has also been further revised in Amendment No. 5 to update certain share price information concerning the Company appearing in Amendment No. 4, as well as assumed effects of the updated price information on various aspects of the merger agreement between the parties, including the exchange ratio, the “Buyer Average Stock Price” and other related metrics.

Please direct any questions or additional comments regarding the Amendment No. 5 or this letter to the undersigned at (501) 978-2378 or gmckinney@bankozarks.com.

Sincerely,

/s/ Greg L. McKinney
Chief Financial Officer and
Chief Accounting Officer
Bank of the Ozarks, Inc.

cc:	Jonathan Gottlieb

Securities and Exchange Commission

H. Watt Gregory, III

Kutak Rock LLP

Neil Greyson

Nelson Mullins Riley & Scarborough LLP